SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

LINCOLN NATIONAL CORPORATION
1993 STOCK PLAN FOR
NON-EMPLOYEE DIRECTORS
(Full title of the Plan)

[Current Registration Number 33-58113]

Lincoln National Corporation
Centre Square West
1500 Market Street, Suite 3900
Philadelphia, PA 19102

(Name of Issuer and principal executive office)

REQUIRED INFORMATION

Because the Lincoln National Corporation 1993 Stock Plan for Non-Employee Directors is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2003	/s/ C. Suzanne Womack C. Suzanne Womack, Administrator LINCOLN NATIONAL CORPORATION 1993 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

March 31, 2003

Lincoln Financial Group
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102
(215) 448-1475
(215) 448-3215 (facsimile)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW

RE:	Registration No. 033-58113 Lincoln National Corporation 1993 Stock Plan for Non-Employee Directors Form 11-K Annual Report

Ladies and Gentlemen:

On behalf of the Lincoln National Corporation Stock Plan for Non-Employee Directors (the “Plan”) and pursuant to Section 15(d) of the Securities Exchange Act of 1934, we hereby file on the EDGAR system our Form 11-K for the Plan. This Form is for the Plan’s fiscal year ended December 31, 2003.

If you have any questions or comments, please call me at the telephone number listed above.

Sincerely,

/s/ Donna E. Ostroff

Donna E. Ostroff, Esq.
Senior Counsel
Enclosure